

Mail Stop 6010

September 12, 2008

VIA U.S. MAIL

Mr. Nicholas J. Venuto
Chief Financial Officer
Nanogen, Inc.
10398 Pacific Center Court
San Diego, California 92121

> **Re: Nanogen, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 000-23541**

Dear Mr. Venuto:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Branch Chief